Exhibit (a)(5)(H)

Expedia, Inc. Announces Final Results of Modified “Dutch Auction” Tender Offer

     BELLEVUE, Wash., Jan. 19, 2007 — Expedia, Inc. (NASDAQ: EXPE) today announced the final results of its modified “Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on January 10, 2007.

     Expedia has accepted for purchase 30 million shares of its common stock at a purchase price of $22.00 per share, including “odd lots” properly tendered and not properly withdrawn at or below the $22.00 per share purchase price. The shares accepted for purchase represent approximately 9.9% of the shares of common stock outstanding and 9.1% of the total number of shares of common stock and Class B common stock outstanding as of December 31, 2006. Expedia has been informed by the depositary for the tender offer that the final proration factor for the tender offer is 85.4655645% .

     Based on the final count by the depositary for the tender offer (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 35,036,889 shares of common stock were properly tendered and not properly withdrawn at prices at or below the purchase price of $22.00.

     The depositary will promptly issue payment for the shares accepted for purchase in the tender offer. Any shares properly tendered and not properly withdrawn, but not purchased due to proration or conditional tenders, will be returned promptly to stockholders by the depositary.

     The information agent for the tender offer is MacKenzie Partners, Inc. and the depositary for the tender offer is The Bank of New York. For questions and information, please call the information agent toll-free in the United States and Canada at 1-800-322-2885, and in all other countries at +1-212-929-5500.

About Expedia

     Expedia, Inc. is the world’s leading online travel company, empowering business and leisure travelers with the tools and information they need to easily research, plan, book, and experience travel. Expedia, Inc. also provides wholesale travel to offline retail travel agents. Expedia, Inc.’s portfolio of brands includes: Expedia.com®, hotels.com®, Hotwire®, Expedia® Corporate Travel, TripAdvisor™ and Classic Vacations®. Expedia, Inc.'s companies also operate internationally with sites in Canada, the United Kingdom, Germany, France, Italy, the Netherlands, Australia, Japan and China, through its investment in eLong™. For more information, visit http://www.expediainc.com/ (NASDAQ: EXPE).

Contact:

     MacKenzie Partners, Inc.
     United States and Canada: 1-800-322-2885
      All other countries: +1- 212-929-5500

Expedia and Expedia.com are either registered trademarks or trademarks of Expedia, Inc. in the U.S. and/or other countries. Other logos or product and company names mentioned herein may be the property of their respective owners.

Contacts
Investor Relations	Communications
(425) 679-3555	(425) 679-4317
ir@expedia.com	press@expedia.com

© 2007 Expedia, Inc. All rights reserved. CST 2029030-40.